UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated August 15, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, August 15, 2024 Comisión Nacional de Valores

Re.: Telecom Argentina S.A. Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) located at Gral. Hornos 690, City of Buenos Aires, to inform you that today the Company has applied part of the proceeds from the issuance of the Class 21 Notes issued on July 18, 2024, with a nominal value of US$500,000,000, at a fixed interest rate of 9.500% per annum and maturing in 2031, as follows:

•	The amount of US$38,250,000.00 towards the full prepayment of the outstanding principal under the loan agreement dated March 4, 2019, between Telecom Argentina and International Finance Corporation (“IFC”) in accordance with Clause 2.6(a) of said agreement; and

•	The amount of US$125,000,060.00 towards the partial prepayment of the outstanding principal under the loan agreement dated June 28, 2022, between Telecom Argentina and IFC, in accordance with Clause 2.6(a) of said agreement. As a result, as of the date of this letter, the outstanding principal amount of the mentioned loan stands at US$42,728,890.

Sincerely,

Telecom Argentina S.A.

Luis Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 15, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations